SUPPL

MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7

FILE No. 82-3874

RECEIVED
2007 APR 13 A 11: 0

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of Manson Creek Resources Ltd. (the "Corporation") will be held at the offices of the Corporation, Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Thursday, the 19th day of April, 2007, at 10:00 a.m. (Calgary time) for the following purposes, namely:

1. to receive and consider the financial statements of the Corporation for the year ended September 30, 2006 and the auditors' report thereon;

2. to elect the directors of the Corporation for the ensuing year;

3. to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation's 2007 Stock Option Plan dated for reference March 6, 2007, and as described in the Corporation's Management Proxy Circular dated March 12, 2007; and

5. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Every registered holder of common shares ("Shares") of the Corporation at the close of business on March 12, 2007 (the "Record Date") is entitled to receive notice of, and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed Share certificates or otherwise establishes that he owns the Shares and demands, not later than ten days before the Meeting, that he be entitled to vote such Shares at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment(s) thereof. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 12th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Regan Chernish "
Regan Chernish
President, CEO and Director

07022596

4/19

MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7
TEL.: (403) 233-0464

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Manson Creek Resources Ltd. (the "Corporation" or "Manson") for use at the Annual & Special Meeting of the holders of common shares ("Common Shares") of the Corporation (the "Shareholders") to be held at the offices of the Corporation at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, on Thursday, April 19, 2007, commencing at 10:00 a.m. (Calgary time) (the "Meeting"), for the purposes set forth in the Notice of Annual & Special Meeting (the "Notice") accompanying this Management Proxy Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation. Unless otherwise stated, information contained herein is given as of March 12, 2007.

Appointment of Proxyholders

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is March 12, 2007 (the "Record Date"). Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting. Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope. **All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.**

The persons designated in the instrument of proxy are directors or officers of the Corporation. **A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.** To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) with the Corporation's Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions. The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. **In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.** At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 34,628,495 Common Shares were issued and outstanding as fully paid and non-assessable.

Quorum

Pursuant to the By-Laws of the Corporation, a quorum of Shareholders is present at the Meeting irrespective of the number of persons actually present if one (1) Shareholder or duly appointed proxyholders are present in person, each being a shareholder entitled to vote at the Meeting, holding an aggregate of 5% of the voting shares of the Corporation. Pursuant to the *Business Corporations Act* (Alberta) and the By-Laws, if a quorum is present at the opening of the Meeting, the Shareholders present may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers

or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the instrument of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(a) have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(b) less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. The Non-Registered Holder need not sign this form of proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Manson Creek Resources Ltd., Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.**

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of March 12, 2007, no one beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements and Auditors Report

The financial statements of the Corporation for the year ended September 30, 2006 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Election of Directors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below. The number of directors to be elected at the Meeting has been fixed at five. It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation, unless his office is earlier vacated. All of the nominees, with the exception of Mr. Porter are currently members of the board of directors of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors. Management is not currently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since	Number of Common Shares Beneficially Owned and Controlled[(2)(3)]
Regan Chernish, P.Geol. President and Director *Calgary, Alberta*	Self-employed Professional Geologist. From 1997 to 2001 Project Geologist for Diavik Diamond Mines Inc. Worked as a Geologist for Giant Gold Mine in 1997 and for Covello, Bryan and Associates from 1993 to 1997. Vice-President Exploration for Tyler Resources Inc. from 2001 to 2005.	March 21, 2002	217,912
Douglas Porter, CA, CBV Director [(1)] *Calgary, Alberta*	VP of Finance and Chief Financial Officer of Meridian Directional Services Inc. Principal of Porter Valuations Inc., a specialty business valuation firm providing valuation and financial consulting services to a broad spectrum of private and public companies throughout Western Canada. From 1997 to 2005 he was the Managing Director of Smith Cageorge Porter Inc., a similar specialty valuation firm based in Calgary. From 1990 to 1997 he held various positions with the Calgary office of Arthur Andersen, where he obtained his Chartered Accountant designation. Bachelor of Commerce degree from the University of Calgary (1990) and Chartered Business Valuator designation in 1999. Director, President, CEO and CFO of Seriatim Ventures Inc.	April 13, 2006	207,649

Name, Present Office Held and Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since	Number of Common Shares Beneficially Owned and Controlled[(2)(3)]
Jean Pierre Jutras, P.Geol. Director and Vice-President *Calgary, Alberta*	President and Chief Executive Officer of Tyler Resources Inc. since 2001 and 2005 respectively. Vice-President and Director of Northern Abitibi Mining Corp. since 2002 and 2000 respectively. Self employed Professional Geologist from 1996 to 2006. Vice President of CDG Investments Inc. from 2000 to 2003.	October 4, 2000	292,428
Dr. Shane Ebert, Phd Director[(1)] *Prince George, British Columbia*	Self-employed Professional Geologist. Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU) University of British Columbia from 1999-2005. President of Hot Spring Gold Corporation and consulting geologist 1996 to present. Director and President of Northern Abitibi Mining Corp. since 2003 and 2005 respectively. Director and Vice-President Exploration of Tyler Resources Inc. since 2004 and 2005 respectively.	March 29, 2001	101,000
Douglas Bryan, P. Geol. Director [(1)] *Coldstream, British Columbia*	Self-employed Professional Geologist. Vice-President of Exploration for Allyn Resources Inc. from 2003-2006. Manager Geology Diavik Diamond Mines Inc. 1997 to 2003.	May 12, 2005	1,500

Notes:

(1) The Corporation does not have an Executive Committee. Under applicable corporate legislation, the Corporation is required to have an Audit Committee, the members of which are Mr. Porter, Dr. Ebert and Mr. Bryan.

(2) Does not include options and warrants held by Directors and/or Nominees as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Douglas Bryan	150,000	$0.16	May 12, 2010
Jean Pierre Jutras	70,000	$0.11	May 29, 2007
	100,000	$0.16	May 12, 2010
Shane Ebert	70,000	$0.11	May 29, 2007
	100,000	$0.16	May 12, 2010
Regan Chernish	70,000	$0.11	May 29, 2007
	150,000	$0.16	May 12, 2010
Douglas Porter	100,000	$0.14	April 27, 2011

Warrant Holder	Number of Shares	Exercise Price	Expiry Date
Douglas Porter	50,000	$0.20	April 17, 2008
Regan Chernish	49,412	$0.20	April 17, 2008

(3) The information as to the number of Common Shares beneficially owned, not being within the knowledge of Manson, has been furnished by the respective nominees.

Corporate Cease Trade Orders or Bankruptcies

No director of the Corporation is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after that individual ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(iii) within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Appointment of Auditors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation. PricewaterhouseCoopers LLP has been the auditor of the Corporation since March 29, 2005.

APPROVAL OF STOCK OPTION PLAN

In August of 2002, the TSX Venture Exchange ("TSXV") adopted a new stock option policy whereby all Tier 2 Corporations must implement and approve yearly a stock option plan. In accordance with this policy, the Corporation adopted a 2005 Stock Option Plan dated April 5, 2005, which was approved by the Shareholders at the Annual & Special Meeting held on May 12, 2005. The Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation. It is the intention of the board of directors of the Corporation to rename the 2005 Plan, the 2007 Stock Option Plan (the "Plan"), otherwise without amendment.

Under the Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of the Corporation at the time the options are granted. Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of the Corporation. Options issued pursuant to the Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of the Corporation and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Corporation and within 30 days for any optionee engaged in investor relations activitities. In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change in control of the Corporation, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

The approval by Shareholders of the Plan requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting.

A total of 3,462,850 options are currently reserved for grant under the Plan. A total of 1,115,000 options are currently granted and outstanding under the Plan and these options have been granted to directors, officers and employees/consultants of the Corporation (at exercise prices of $0.11, $0.14 and $0.16 per Common Share).

The text of the resolution regarding this matter is as follows:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Corporation's 2007 Stock Option Plan, dated for reference March 6, 2007 and described in the Corporation's Management Proxy Circular dated March 12, 2007 be approved.

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the 2007 Stock Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended September 30, 2006, there were three Executive Officers of the Corporation who received, in the aggregate, cash remuneration of $125,500. Such compensation was paid to the individual or their controlled corporation in consideration for consulting services provided and billed on an hourly or per diem basis.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's Chief Executive Officer, Past Executive Officer and Chief Financial Officer (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses, during each of the last three (3) financial years ended September 30.

Name and Principal Position	Year Ended Sept. 30	Annual Compensation: Salary[1] ($)	Bonus ($)	Other Annual Compensation ($)	Long-term Compensation: Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)
Regan Chernish	2006	108,400[2]	Nil	Nil	-	Nil	Nil	Nil
President and Chief	2005	63,500[2]	Nil	Nil	150,000	Nil	Nil	Nil
Executive Officer	2004	12,400[2]	Nil	Nil	-	Nil	Nil	Nil
James Devonshire	2006	Nil	Nil	Nil	-	Nil	Nil	Nil
Past President and	2005	800[2]	Nil	Nil	100,000	Nil	Nil	Nil
Chief Executive Officer	2004	5,200[2]	Nil	Nil	-	Nil	Nil	Nil
Shari Difley	2006	17,100[3]	Nil	Nil	-	Nil	Nil	Nil
Chief Financial	2005	10,100[3]	Nil	Nil	50,000	Nil	Nil	Nil
Officer	2004	4,600[3]	Nil	Nil	-	Nil	Nil	Nil

Notes:

(1) Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officers.

(2) Amounts appearing represent the annual total of hourly or per diem billings from the individual's controlled corporation.

(3) Amounts represent the annual total of hourly billings by the individual.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Stock Option Plan

See "Approval of Stock Option Plan" on page 6 of this Management Proxy Circular for a summary of the 2005 Stock Option Plan.

Options/SARs Granted During the Most Recently Completed Financial Year

No stock appreciation rights or stock options were granted to the Named Executive Officers during the financial year ended September 30, 2006.

Aggregated Option/SAR Exercised During the Year Ended September 30, 2006 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2006 and options exercised by the Named Executive Officers during the financial year ended September 30, 2006:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2006[1] (#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2006[2] ($)	
			Exercisable	Unexercisable	Exercisable[1]	Unexercisable
Regan Chernish	Nil	Nil	220,000	Nil	$Nil	Nil
Shari Difley	Nil	Nil	90,000	Nil	$Nil	Nil

Note: (1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2) Calculated as the difference in the market value of the securities underlying the options at September 30, 2006 and the exercise price, which closing price was $0.10.

Table of Option and SARs Repricings/Cancellations

No stock options granted to the Named Executive Officers have been repriced or cancelled during the year ended September 30, 2006. A total of 175,000 stock options granted to the Named Executive Officers expired during the year ended September 30, 2006.

No stock appreciation rights granted to the Named Executive Officers have been repriced or cancelled or have expired during the year ended September 30, 2006.

Director Compensation

Cash Compensation

The Corporation does not compensate its directors in their capacities as such, although directors of the Corporation are reimbursed for their expenses incurred in connection with their services as directors. The directors did not receive any reimbursements during the financial year ended September 30, 2006.

Non-Cash Compensation

The following table sets forth stock options granted by the Corporation during the financial year ended September 30, 2006 to the directors:

Name	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Douglas Porter	100,000	$0.14	$0.14	April 26, 2011

NOTES:
(1) The exercise price of stock options was set according to the rules of the TSX Venture.

The following table sets forth details of all exercises of stock options during the financial year ended September 30, 2006 by the directors who are not the Named Executive Officers, and the financial year end value of unexercised options:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FYE (#) Exercisable/ Unexercisable(1)	Value of Unexercised in the Money Options at FYE ($) Exercisable/ Unexercisable(2)
Douglas Bryan	Nil	Nil	150,000/Nil	Nil
Shane Ebert	Nil	Nil	170,000/Nil	Nil
Jean Pierre Jutras	Nil	Nil	170,000/Nil	Nil
Douglas Porter	Nil	Nil	100,000/Nil	Nil

NOTES:
(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(2) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture on September 30, 2006 of $0.10 per share, less the exercise price of in-the-money stock options.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the Corporation's shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. The Board is committed to sound corporate governance practices, which are both in the interests of its shareholders and contribute to effective and efficient decision-making. The Corporation believes that its corporate governance practices ensure that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

Disclosure of Corporate Governance Practices

The Corporation has reviewed its own corporate governance practices in light of the guidelines contained in National Instrument 58-201 – *Corporate Governance Guidelines* ("NI 58-201"). The Corporation's practices comply generally with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. Set out below is a description of the Corporation's corporate governance practices as required by National Instrument 58-101 – *Disclosure of Corporate Governance Practices* ("NI 58-101").

Board of Directors

The Board functions independently of management because at least one half of the members are non-management. The Board has determined that three of five Directors proposed for election at the meeting are independent. An "independent" director is a director who is independent of management and free from any interest any business or other relationship that could, or could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Corporation, other than interests arising from shareholders. These directors are Douglas Porter, Shane Ebert and Douglas Bryan. Messrs. Chernish and Jutras are not considered to be "independent" directors because they are officers of the Corporation.

Other Directorships

The following directors are currently directors of other reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Name of Director	Name of Company	Position	Term of Service
Shane Ebert	Tyler Resources Inc.	Director	January 2004 - Present
		Vice-President Expl.	November 2005 - Present
	Northern Abitibi Mining Corp.	President	December 2005 - Present
		Director	March 2003 - Present
Jean Pierre Jutras	Tyler Resources Inc.	President	December 2001- Present
		CEO	November 2005 - Present
		Director	December 2001 - Present
	Northern Abitibi Mining Corp.	Director	October 2000 – Present
		Vice President	March 2002 - Present
Douglas Porter	Seriatim Ventures Inc.	President, CEO, CFO and Director	May 9, 2006 - Present

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Corporation's business, its corporate strategy, and current issues with the Corporation. New directors are also required to meet with management of the Corporation to discuss and better understand the Corporation's business and policies. As each director has a different skill set and professional background, orientation will be tailored to the particular needs and experience of each director.

Continuing education is provided through relevant reading materials, board meeting presentations and discussions to ensure the directors maintain the knowledge and skill necessary to meet their obligations as directors. In addition, management of the Corporation makes itself available for discussion with all Board members.

Ethical Business Conduct

To encourage and promote a culture of ethical business conduct, the Board of Directors has adopted a code of business conduct and ethics applicable to all members of the Corporation including directors, officers, consultants and employees. Each director, officer, consultant and employee of the Corporation receives a copy of the code of business conduct and ethics.

In addition, the Board of Directors monitors the ethical conduct of the Corporation to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commission, stock exchanges and the Business Corporations Act. The Board of Directors believes that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and common law, as well as the restrictions placed by applicable corporate legislation on the individual directors' participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operated independently of management and in the best interest of the Corporation.

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees, directors, officers or consultants of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

Nominating and Corporate Governance Committee

The Board of Directors has no standing nominating committee or corporate governance committee. The full Board performs these functions. The Board believes that it is appropriate for it to perform the functions of the nominating committee and corporate governance committee as a result of its small size.

The Board identifies, recruits, nominates, endorses and recommends appointment of new Directors based on the needs of the Board. Generally, new nominees for Directors must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation's mission and strategic objectives, and a willingness to serve.

Compensation

The Corporation does not have a compensation committee. The Board of Directors as a whole, which currently includes Messrs. Chernish and Jutras, is responsible for approving all compensation paid by the Corporation to its directors and senior officers. Messrs. Chernish and Jutras do not vote with respect to compensation matters affecting them.

The Board is responsible for reviewing and approving the position description for the President, which shall include his authorities and accountabilities; the corporate goals and objectives for which the President shall be responsible; to monitor the President's performance relative to these goals and objectives and to formally evaluate his performance at least annually.

The Board is also responsible for reviewing the President's recommendations respecting compensation of other senior executives of the Corporation, to ensure such arrangements reflect the responsibilities and risk associated with each position. When determining the compensations, the Board considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Corporation; (iii) balancing the interest of management and the Corporation's shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general. In order to achieve these objectives, the compensation paid to the Corporation's executive officers consists of a base per diem or hourly rate and from time to time may consist of an incentive in the form of stock options.

The Corporation does not have a standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors. From time to time directors receive grants of stock options, under the Corporation's stock option plan.

Assessments

The Board of Directors will annually complete a self-assessment of its performance to satisfy itself that the Board as a whole, its committees, and its individual directors are performing effectively. The Board is contemplating developing a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board and the contribution of individual directors. These questionnaires, and the issues arising therefrom, would then be reviewed and assessed by the Chairman on an annual basis or more frequently from time to time as need arose. The Chairman would then take appropriate action as required based on the results obtained.

Audit Committee

A copy of the Audit Committee Charter is available on our website at www.manson.ca under Governance. The Audit Committee currently consists of Dr. Ebert, Mr. Bryan and Mr. Porter, each of whom is an independent director. All the members of the audit committee are considered to be "financially literate", as such term is defined in Multilateral Instrument 52-110.

External Auditor Services Fees (By Category)

For the last two fiscal years, the Corporation has paid the following amounts as external auditor service fees:

	Fiscal year ended September 30, 2006	Fiscal year ended September 30, 2005
Audit Fees	$16,777	$5,750
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

(1) Includes audit of accounts, review of financial statements, preparation of audit committee report, attendance at audit committee meeting and CPAB fee.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Corporation and any executive officer. There are no compensatory plans or arrangements with any executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at the end of the Corporation's most recently completed financial year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	1,115,000	$0.14	2,347,850
Equity compensation plans not approved by shareholders			
Total	1,115,000	$0.14	2,347,850

MANAGEMENT AND CONSULTING CONTRACTS

Remuneration for the corporate administrative and geological services of Regan Chernish (President and Director), is paid to his controlled company, 916165 Alberta Ltd., at a rate of $499 per diem. Shari Difley (Chief Financial

Officer) and Shane Ebert (Director) are paid directly at $63 per hour and $450 per diem respectively for administrative and geological services performed respectively. Geological and administrative services provided by Mr. Jutras are billed by his corporate employer to the Corporation at a rate of $400 per diem.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the directors and officers of Manson, any proposed management nominee for election as a director of Manson or any associate of any director, officer or proposed management nominee is or has been indebted to Manson at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Management Proxy Circular, none of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2006 Financial Year or in any proposed transaction which, in either case, has affected or will materially affect the Corporation and none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation that will materially affect the Corporation.

The Corporation sublet office space to and incurred administrative expenses on behalf of companies related by virtue of certain common officers and directors for aggregate consideration of $89,000 during fiscal 2006.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Management Proxy Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors, the appointment of auditors or the approval of the 2007 Stock Option Plan.

ADDITIONAL INFORMATION

Additional Information relating to the Corporation is on SEDAR at www.sedar.com.

OTHER MATTERS

As of the date of this Information Circular, the Board of Directors and management know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, proxies in favour of management nominees will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

The delivery of this Information Circular has been approved by the directors of the Corporation.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated the 12th day of March, 2007.

"Regan Chernish"	"Shari Difley"
REGAN CHERNISH PRESIDENT AND DIRECTOR	SHARI DIFLEY CHIEF FINANCIAL OFFICER

MANSON CREEK RESOURCES LTD.

President's Message

The start of 2007 finds Manson Creek Resources Ltd. ('Manson Creek') poised to begin one of its most ambitious and far reaching exploration seasons in recent history. Focused and determined effort over the past several years has put Manson Creek in the enviable position of having five projects of merit located throughout western Canada. This diverse portfolio is comprised of properties hosting commodities which range from precious and base metals to uranium. The Company will initially focus its resources on two projects, the CR copper – molybdenum and Black Lake uranium projects.

The exploration season will begin with diamond drilling on the CR copper – molybdenum project in late April. Work to date by Manson Creek includes the initial diamond drilling program in 2005 and follow up ground geophysical surveys in 2006. The 1,580 meter drill program in 2005 successfully expanded the known mineralized porphyry by over 250 meters with the discovery of the West Zone. The final two holes of the program ended in mineralized porphyry. A number of significant intervals were encountered including 63.58 meters of 0.51% copper, 0.016% molybdenum, and 2.49 grams/tonne silver. The planned 2,000 meter 2007 diamond drill program will test the mineralized porphyry to extend its strike length as well as further outlining the mineralized potential of the system.

Management of Manson Creek has taken an analytical and pragmatic approach to becoming involved in uranium exploration. The Company has taken on a technically strong project, Black Lake, which will build shareholder value. The project will be the focus of two phases of exploration in 2007. Beginning in May, Phase 1 will consist of a geological and geophysical program which will entail geological mapping, sampling, prospecting, and ground based radiometric geophysical surveys. This work will expand upon historical mineralized zones and delineate priority zones for diamond drilling. Phase 2 will be comprised of a planned 2,000 meters of diamond drilling, utilizing a helicopter portable drill rig. This work will test historic showings and new zones outlined in Phase 1.

Once the two lead projects are well underway, Manson Creek will turn its attention to its three additional British Columbia and Yukon projects.

The Meridian and Gillman, British Columbia, projects continue to be an important part of the property portfolio of Manson Creek. The Meridian project was successfully permitted for diamond drilling, with the drill roads and pads constructed in mid summer 2006. The unexpected default of the diamond drill contractor a week prior to the commencement of the planned 2006 program delivered a set back for the project. The Company is committed to successfully drilling the Meridian project and has placed the drill contract out to tender with a number of drill companies.

The Company intends to complete focused geoscience work on the Gillman silver – lead – zinc property that is immediately adjacent to the Meridian property, with the goal of establishing priority zones for drilling.

Manson Creek is encouraged by the results of the 2006 geophysical and geochemical surveys on the Cuprum, Yukon project. The work outlined a 1,000 meter long magnetic anomaly which occurs along strike with the mapped mineralized magnetic skarn. This anomaly may represent an extension of the known mineralization. The Company is investigating a number of options that would thoroughly test the target.

Manson Creek, its Board of Directors and the management team look forward to a successful year in the field and in the markets.

The financial statements for the year ended September 30, 2006 and Management's Discussion and Analysis were mailed to you in late January, 2007. If you wish to receive an additional copy please contact the Company.

Respectfully submitted on behalf
of the Board of Directors

Regan Chernish
President/CEO

Corporate Information

Head Office:

Suite 500, 926-5th Avenue S.W.
Calgary, Alberta, T2P 0N7
Ph: 403-233-0464
Fax: 403-266-2606

Directors:

Shane Ebert
Douglas Porter
Jean Pierre Jutras
Douglas Bryan
Regan Chernish

Officers:

Regan Chernish, *President*
Jean Pierre Jutras, *Vice-President*
Shari Difley, *Chief Financial Officer*
Barbara O'Neill, *Secretary*

Audit Committee:

Shane Ebert
Douglas Porter
Douglas Bryan

Website:

www.manson.ca

Email:

inquiries@manson.ca

Legal Counsel:

TingleMerrett LLP
1250 Standard Life Building
639-5th Avenue S.W.
Calgary, Alberta, T2P 0M9

Bank:

HSBC Bank of Canada
407-8th Avenue S.W.
Calgary, Alberta, T2P 1E5

Transfer Agent & Registrar:

Computershare Trust Company of Canada
600, 530-8th Avenue S.W.
Calgary, Alberta, T2P 3S8

Auditors:

PricewaterhouseCoopers LLP
Suite 3100, 111-5th Avenue S.W.
Calgary, Alberta, T2P 5L3

Listed and Symbol:

TSX Venture Exchange - MCK

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5TH AVENUE S.W
CALGARY, ALBERTA, T2P 0N7

FORM OF PROXY FOR ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

This proxy is solicited by the management of **MANSON CREEK RESOURCES LTD.** (the "Corporation") for use at the Annual & Special Meeting (the "Meeting") of the holders of common shares of the Corporation (the "Shareholders") to be held at 10:00 a.m. (Calgary time) on Thursday, the 19th day of April, 2007, at the offices of the Corporation at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints **REGAN CHERNISH**, President and Director of the Corporation, or failing him, **BARBARA O'NEILL, Secretary** of the Corporation, or instead of either of them, ______________________ and ______________________, as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith. Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1. TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing as directors of the Corporation the nominees as proposed in the Management Proxy Circular dated March 12, 2007 (the "Circular");
2. TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration;
3. TO VOTE FOR ☐ or AGAINST ☐ an ordinary resolution approving, with or without variation, the Corporation's 2007 Stock Option Plan dated for reference March 6, 2007, and described in the accompanying Circular; and
4. With respect to any permitted amendment or variation of the above matters or the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting. To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this ___ day of _______________, 2007.

____
(Signature of Shareholder)

____
(Name of Shareholder - please print)

Notes:

1. If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays, Sundays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.
SUPPLEMENTAL MAILING LIST
RETURN CARD

Under securities regulations, **Manson Creek Resources Ltd.** (the "Corporation") provides Shareholders with the opportunity to elect annually to have their name added to the Corporation's mailing list in order to receive annual and interim financial statements. If you wish to be placed on the Corporation's supplemental mailing list to receive these statements, please print your name and address and mail this return card to the Corporation at:

MANSON CREEK RESOURCES LTD.
#500,926-5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7
Attention: Shareholder Communications

Financial Statements are also available on our website at www.manson.ca

I wish to be placed on the Corporation's supplemental mailing list to receive [X] _______ Interim Financial Statements and/or [X] _______ Annual Financial Statements/Annual Report. My preferred method of communication is by:

1. E-mail ______________________________
   E-mail Address

2. Fax ______________________________
   Fax Number

3. Mail ______________________________
   Address

   ____
   City, Province, Postal Code

Dated: ____________________, 20____

____
Signature – By signing this form, I hereby certify that I am a shareholder of the Corporation.

____
Name (Please Print)

____
Name and title of person signing if different from name above.

I hereby consent to receipt of financial statements of Manson Creek via electronic transmission.

______________________________ ______________________________
Signature of Shareholder Telephone Number

END